Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. to Present at the Bloom Burton & Co. Healthcare Investor Conference;
Announces Update to Presentation at H.C. Wainwright Investor Conference

Dartmouth, Nova Scotia - April 4, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology company today announced that IMV Chief Executive Officer, Frederic Ors will be making an investor presentation at the 2019 Bloom Burton & Co Healthcare Investor Conference, which will be held from April 30 to May 1, 2019 in Toronto, Ontario.

IMV’s presentation details include:

  Date: Wednesday, May 1, 2019

  Time: 11:00 a.m. ET

  Location: Metro Toronto Convention Centre, 255 Front St W, Toronto, ON

There will be a live webcast of IMV’s presentation accessible in the 'Events, Webcasts & Presentations' page of IMV’s website. The webcast will be archived for 90 days following the live presentation and a copy of the presentation will be available www.imv-inc.com.

April 9 H.C. Wainwright Investor Conference Presentation Update:

IMV also revealed a time change for its participation at this H.C. Wainwright Global Life Sciences Conference. IMV will now present at 1:10 p.m. local time. Full details include:

  Venue: HC Wainwright Global Life Sciences Conference, being held April 7-9, 2019

  Date: Tuesday, April 9, 2019

  Time: 1:10 p.m. BST

  Location: Stratton Suite, Grosvenor House, A JW Marriott Hotel, London, UK

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

About the Conference

The Bloom Burton & Co. Healthcare Investor Conference brings together U.S., Canadian and international investors who are interested in the latest developments in the Canadian healthcare sector. Attendees will have an opportunity to obtain corporate updates from the premier Canadian publicly traded and private companies through presentations and private meetings.

About Bloom Burton & Co.

Bloom Burton & Co. (Bloom Burton Securities Inc.) is a firm dedicated to accelerating returns in the healthcare sector for both investors and companies. Bloom Burton has an experienced team of medical, scientific, pharmaceutical, legal and capital markets professionals who perform a deep level of diligence, which combined with our creative and entrepreneurial approach, assists our clients in achieving the right monetization events. Bloom Burton and its affiliates provide capital raising, M&A advisory, equity research, business strategy and scientific consulting, advisory on direct investing and company creation and incubation services. Bloom Burton Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada (IIROC) and is also a member of the Canadian Investor Protection Fund (CIPF).

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Source: IMV Inc.

Contacts for IMV Inc: Investor Relations:

Marc Jasmin, IMV Senior Director, Investor Relations and Communications
O: (902) 492-1819 ext : 1042
M: (514) 917-9481 E: mjasmin@imv-inc.com

Media:

Andrea Cohen, Sam Brown Inc.
O: (917) 209-7163 E: andreacohen@sambrown.com